

Mail Stop 4561

October 17, 2017

Wenjie Tang
Chief Executive Officer
AGM Group Holdings Inc.
1 Jinghua South Road
Wangzuo Plaza East Tower, Room 2112
100020 Beijing
People's Republic of China

> **Re:** **AGM Group Holdings Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed October 12, 2017**
> **File No. 333-218020**

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you have deleted language in the prospectus that the listing of the Class A Ordinary Shares on the Nasdaq Capital Market would not be a condition to the offering. However, your underwriting agreement filed as Exhibit 1.1 indicates that approval for listing on the Nasdaq Capital Market continues to be a condition of the offering. Please advise or file an amended underwriting agreement.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, the undersigned at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Mengyi "Jason" Ye, Esq.
        Ortoli Rosenstadt LLP